1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated Apr 30, 2007

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F      x             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      x

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2007/04/30

Chunghwa Telecom Co., Ltd.

By:	/s/ Tan HoChen
Name:	Tan HoChen
Title:	Chairman & CEO

Exhibit

Exhibit	Description
1.	Financial Statements for the Three Months Ended March 31, 2007 and 2006 and Independent Accountants’ Review Report

Chunghwa Telecom Co., Ltd.

Financial Statements for the

Three Months Ended March 31, 2007 and 2006 and

Independent Accountants’ Review Report

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

The Board of Directors and Stockholders

Chunghwa Telecom Co., Ltd.

We have reviewed the accompanying balance sheets of Chunghwa Telecom Co., Ltd. as of March 31, 2007 and 2006, and the related statements of operations and cash flows for the three months then ended, all expressed in New Taiwan thousand dollars. These financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these financial statements based on our review.

Except for the matters described in the next paragraph, we conducted our reviews in accordance with Statement on of Auditing Standards No. 36, “Review of Financial Statements”, issued by the Auditing Committee of the Accounting Research and Development Foundation of the Republic of China. A review consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of China, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an audit opinion.

As stated in Note 11 to the financial statements, we did not review the financial statements of equity-accounted investments, the investments in which are reflected in the accompanying financial statements using the equity method of accounting. The aggregate carrying values of the equity-accounted investments were NT$3,077,587 thousand and NT$1,515,927 thousand as of March 31, 2007 and 2006 and the equity in their net losses were NT$8,750 thousand and NT$9,011 thousand for the three months then ended.

Based on our reviews, except for such adjustments, if any, as might have been determined to be necessary had the investment information mentioned in the preceding paragraph and related information been based on the investees’ reviewed financial statements, we are not aware of any material modifications that should be made to the financial statements referred to above for them to be in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, requirements of the Business Accounting Law and Guidelines Governing Business Accounting relevant to financial accounting standards, and accounting principles generally accepted in the Republic of China.

As stated in Note 3 to the financial statements, on January 1, 2006, the Company adopted the newly released Statements of Financial Accounting Standards No. 34, “Accounting for Financial Instruments” (“SFAS No. 34”), and No. 36, “Disclosure and Presentation for Financial Instruments” (“SFAS No. 36”), and related revisions of previously released standards.

April 14, 2007

Notice to Readers

The accompanying financial statements are intended only to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to review such financial statements are those generally accepted and applied in the Republic of China.

For the convenience of readers, the accountants’ review report and the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language auditors’ report and financial statements shall prevail.

CHUNGHWA TELECOM CO., LTD.

BALANCE SHEETS

(Amounts in Thousands of New Taiwan Dollars, Except Par Value Data)

(Reviewed, Not Audited)

	March 31
	2007		2006
	Amount	%	Amount	%
ASSETS

CURRENT ASSETS
Cash and cash equivalents (Notes 2 and 4)	$78,902,427	17	$43,759,367	10
Financial assets at fair value through profit or loss (Notes 2 and 5)	87,123	—	—	—
Available-for-sale financial assets (Notes 2, 3 and 6)	8,234,556	2	15,997,991	3
Trade notes and accounts receivable, net of allowance for doubtful accounts of $3,522,352 in 2007 and $3,469,003 in 2006 (Notes 2 and 7)	10,732,784	2	12,007,520	3
Receivables from related parties (Note 24)	72,103	—	32,299	—
Other current monetary assets (Note 8)	5,758,962	1	5,864,817	1
Inventories, net (Notes 2 and 9)	2,622,593	1	2,432,887	1
Deferred income taxes (Notes 2 and 21)	21,947	—	802,987	—
Other current assets (Note 10)	3,885,349	1	3,542,942	1

Total current assets	110,317,844	24	84,440,810	19

LONG-TERM INVESTMENTS
Investments accounted for using equity method (Notes 2 and 11)	3,077,587	1	1,515,927	—
Financial assets at fair value through profit or loss (Notes 2 and 5)	—	—	479,440	—
Financial assets carried at cost (Notes 2 and 12)	1,941,280	—	1,866,280	—
Other monetary assets (Notes 13 and 25)	2,000,000	—	2,000,000	1

Total investments	7,018,867	1	5,861,647	1

PROPERTY, PLANT AND EQUIPMENT (Notes 2, 14 and 24)
Cost
Land	100,929,302	22	100,892,970	22
Land improvements	1,477,705	—	1,477,275	—
Buildings	59,069,045	13	58,584,114	13
Machinery and equipment	21,390,707	5	21,876,869	5
Telecommunications network facilities	635,472,406	136	628,711,725	138
Miscellaneous equipment	1,894,071	—	2,033,134	—

Total cost	820,233,236	176	813,576,087	178
Revaluation increment on land	5,824,220	1	5,945,597	2

	826,057,456	177	819,521,684	180
Less: Accumulated depreciation	511,187,144	110	491,128,294	108

	314,870,312	67	328,393,390	72
Construction in progress and advances related to acquisitions of equipment	22,237,788	5	25,039,319	5

Property, plant and equipment, net	337,108,100	72	353,432,709	77

INTANGIBLE ASSETS (Note 2)
3G concession	8,796,153	2	9,544,762	2
Patents and computer software, net	194,756	—	166,983	—

Total intangible assets	8,990,909	2	9,711,745	2

OTHER ASSETS
Idle assets (Note 2)	928,602	—	929,473	—
Refundable deposits	1,436,854	1	1,631,838	1
Deferred income taxes (Notes 2 and 21)	676,949	—	85,866	—
Other	322,324	—	370,952	—

Total other assets	3,364,729	1	3,018,129	1

TOTAL	$466,800,449	100	$456,465,040	100

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Financial liabilities at fair value through profit or loss (Notes 2 and 5)	$34,415	—	$—	—
Trade notes and accounts payable	7,116,844	2	8,663,667	2
Payables to related parties (Note 24)	2,036,285	—	470,899	—
Income tax payable (Notes 2 and 21)	11,888,153	3	1,524,934	1
Accrued expenses (Note 15)	10,707,354	2	14,503,720	3
Current portion of long-term loans (Note 16)	—	—	300,000	—
Other current liabilities (Note 17)	12,728,022	3	15,063,442	3

Total current liabilities	44,511,073	10	40,526,662	9

DEFERRED INCOME	1,058,822	—	524,722	—

RESERVE FOR LAND VALUE INCREMENTAL TAX (Note 14)	94,986	—	94,986	—

OTHER LIABILITIES
Accrued pension liabilities (Notes 2 and 23)	1,905,424	1	—	—
Customers’ deposits	6,442,452	1	7,061,485	2
Other	503,934	—	160,446	—

Total other liabilities	8,851,810	2	7,221,931	2

Total liabilities	54,516,691	12	48,368,301	11

STOCKHOLDERS’ EQUITY (Notes 2, 14, 18 and 19)
Common capital stock - 10 par values;
Authorized: 12,000,000 thousand shares in 2007; 9,647,725 thousand shares in 2006
Issued: 9,667,845 thousand shares in 2007; 9,647,725 thousand shares in 2006	96,678,451	21	96,477,249	21

Preferred stock $10 par value	—	—	—	—

Capital surplus:
Paid-in capital in excess of par value	210,260,235	45	214,529,603	47
Donations	13,170	—	13,170	—
Equity in capital surplus reported by equity-method investees	3,465	—	—	—

Total capital surplus	210,276,870	45	214,542,773	47

Retained earnings:
Legal reserve	44,037,765	9	39,272,477	9
Special reserve	2,680,184	1	2,680,184	—
Unappropriated earnings	52,068,006	11	58,100,093	13

Total retained earnings	98,785,955	21	100,052,754	22

Other adjustments
Cumulative translation adjustments	(3,304)	—	(2,942)	—
Unrealized gain on financial instruments	721,348	—	—	—
Capital surplus from revaluation of land	5,824,438	1	5,850,610	1

Total other adjustments	6,542,482	1	5,847,668	1

Treasury stock - 149,158 thousand shares	—	—	(8,823,705)	(2)

Total stockholders’ equity	412,283,758	88	408,096,739	89

TOTAL	$466,800,449	100	$456,465,040	100

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche review report dated April 14, 2007)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF OPERATIONS

(Amounts in Thousands of New Taiwan Dollars, Except Earnings Per Share Data)

(Reviewed, Not Audited)

	Three Months Ended March 31
	2007		2006
	Amount	%	Amount	%
REVENUES (Note 24)	$45,317,935	100	$44,631,942	100

OPERATING COSTS (Note 24)	22,956,438	51	22,413,931	50

GROSS PROFIT	22,361,497	49	22,218,011	50

OPERATING EXPENSES
Marketing	5,958,426	13	5,933,819	13
General and administrative	723,291	1	911,830	2
Research and development	777,865	2	758,660	2

Total operating expenses	7,459,582	16	7,604,309	17

INCOME FROM OPERATIONS	14,901,915	33	14,613,702	33

OTHER INCOME
Interest	305,421	1	133,051	—
Penalties income	210,368	1	316,572	1
Income from sale of scrap inventories	87,326	—	177,049	—
Gains on sale of financial instruments, net	45,524	—	10,392	—
Foreign exchange gain, net	—	—	33,941	—
Other	115,901	—	214,801	1

Total other income	764,540	2	885,806	2

OTHER EXPENSES
Special termination benefit under early retirement program	36,989	—	2,218,940	5
Foreign exchange loss, net	16,842	—	—	—
Valuation loss on financial instruments, net	13,208	—	—	—
Equity in losses of equity investees	8,750	—	9,011	—
Losses on disposal of property, plant and equipment	7,238	—	42,668	—
Interest	117	—	719	—
Other	206,116	1	156,418	1

Total other expenses	289,260	1	2,427,756	6

INCOME BEFORE INCOME TAX	15,377,195	34	13,071,752	29

INCOME TAX (Notes 2 and 21)	3,285,648	7	3,059,243	7

NET INCOME	$12,091,547	27	$10,012,509	22

(Continued)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF OPERATIONS

(Amounts in Thousands of New Taiwan Dollars, Except Earnings Per Share Data)

(Reviewed, Not Audited)

	Three Months Ended March 31
	2007		2006
	Income Before Income Tax	Net Income	Income Before Income Tax	Net Income
EARNINGS PER SHARE
Basic net income per share (Note 22)	$1.59	$1.25	$1.33	$1.02

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche review report dated April 14, 2007)	(Concluded	)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CASH FLOWS

(Amounts in Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	Three Months Ended March 31
	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$12,091,547	$10,012,509
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for doubtful accounts	164,745	130,815
Depreciation and amortization	9,991,326	10,329,364
Valuation loss on financial instruments, net	13,208	—
Gain on sale of financial instruments, net	(45,524)	(10,392)
Losses on inventory valuation	30	161
Losses on disposal of property, plant and equipment, net	1,477	41,831
Equity in losses of equity investees	8,750	9,011
Deferred income taxes	(128,313)	1,508,139
Changes in operating assets and liabilities:
Decrease (increase) in:
Financial assets held for trading	(29,905)	—
Trade notes and accounts receivable	1,642,096	631,323
Receivables from related parties	(24,335)	37,861
Other current monetary assets	204,518	(158,890)
Inventories	(611,825)	(129,404)
Other current assets	(2,870,169)	(2,295,906)
Increase (decrease) in:
Trade notes and accounts payable	(1,802,408)	(1,410,894)
Payables to related parties	1,153,325	(80,127)
Income tax payable	3,360,613	1,508,384
Accrued expenses	(8,089,467)	(913,118)
Other current liabilities	(379,167)	39,346
Deferred income	103,403	206,194
Accrued pension liabilities	651,723	—

Net cash provided by operating activities	15,405,648	19,456,207

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of available-for-sale financial assets	(1,730,312)	(2,172,975)
Proceeds from disposal of available-for-sale financial assets	670,458	318,225
Increase in long-term investment accounted for using equity method	(1,065,813)	—
Acquisitions of property, plant and equipment	(4,554,320)	(6,271,182)
Proceeds from disposal of property, plant and equipment	10,691	4,186
Increase of intangible assets	(19,506)	(16,376)
Decrease (increase) in other assets	55,200	(120,930)

Net cash used in investing activities	(6,633,602)	(8,259,052)

(Continued)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CASH FLOWS

(Amounts in Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	Three Months Ended March 31
	2007	2006
CASH FLOWS FROM FINANCING ACTIVITIES
Payment on principal of long-term loans	$(300,000)	$(200,000)
Decrease in customers’ deposits	(152,687)	(257,912)
Decrease in other liabilities	(56,385)	(46,839)
Repurchase of treasury stock	—	(8,823,705)

Net cash used in financing activities	(509,072)	(9,328,456)

NET INCREASE IN CASH AND CASH EQUIVALENTS	8,262,974	1,868,699

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	70,639,453	41,890,668

CASH AND CASH EQUIVALENTS, END OF PERIOD	$78,902,427	$43,759,367

SUPPLEMENTAL INFORMATION
Interest paid	$117	$719

Income tax paid	$53,349	$42,719

NON-CASH FINANCING ACTIVITIES
Current portion of long-term loans	$—	$300,000

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche review report dated April 14, 2007)	(Concluded	)

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2007 AND 2006

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

(Reviewed, Not Audited)

1.	GENERAL

Chunghwa Telecom Co., Ltd. (“Chunghwa” or “the Company”) was incorporated on July 1, 1996 in the Republic of China (“ROC”) pursuant to the Telecommunications Act No. 30. The Company is a company limited by shares and, prior to August 2000, was wholly owned by the Ministry of Transportation and Communications (“MOTC”). Prior to July 1, 1996, the current operations of Chunghwa were carried out under the Directorate General of Telecommunications (“DGT”). The DGT was established by the MOTC in June 1943 to take primary responsibility in the development of telecommunications infrastructure and to formulate policies related to telecommunications. On July 1, 1996, the telecom operations of the DGT were spun-off to Chunghwa. The DGT continues to be the telecom industry regulator in the ROC.

As a telecommunications service provider of fixed-line and cellular telephone services, within the meaning of applicable telecommunications regulations of the ROC, the Company is subject to additional requirements imposed by the MOTC.

Effective August 12, 2005, the MOTC had completed the process of privatizing the Company by reducing the government ownership to below 50% in various stages. In July 2000, the Company received approval from the Securities and Futures Commission (the “SFC”) for a domestic initial public offering and its common shares were listed and traded on the Taiwan Stock Exchange (the “TSE”) on October 27, 2000. Certain of the Company’s common shares had been sold, in connection with the foregoing privatization plan, in domestic public offerings at various dates from August 2000 to July 2003. Certain of the Company’s common shares had also been sold in an international offering of securities in the form of American Depository Shares (“ADS”) on July 17, 2003 and were listed and traded on the New York Stock Exchange (the “NYSE”). The MOTC sold 289,431 thousand common shares of the Company by auction in the ROC on August 9, 2005 and 1,350,682 thousand common shares of the Company on August 10, 2005 in an international offering. Upon completion of the share transfers associated with these offerings on August 12, 2005, the MOTC owned less than 50% of the outstanding shares of the Company and completed the privatization plan.

The number of employees as of March 31, 2007 and 2006 are 25,838 and 27,417, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements were prepared in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, requirements of the Business Accounting Law, Guidelines Governing Business Accounting, and accounting principles generally accepted in the ROC (“ROC GAAP”). The preparation of financial statements requires management to make certain estimates and assumptions that affect the recorded amounts of assets, liabilities, revenues and expenses of the Company. The Company continually evaluates these estimates, including those related to allowances for doubtful accounts, valuation allowances on inventories, useful lives of long term assets, pension plans and income tax. The Company bases its estimates on historical experience and other assumptions, which it believes to be reasonable under the circumstances. Actual results may differ from these estimates. The significant accounting policies are summarized as follows:

Current Assets and Liabilities

Current assets are commonly identified as those which are reasonably expected to be realized in cash, sold or consumed within one year. Current liabilities are obligations which mature within one year. Assets and liabilities that are not classified as current are noncurrent assets and liabilities, respectively.

Cash Equivalents

Cash equivalents are commercial paper purchased with maturities of three months or less from the date of acquisition. The carrying amount approximates fair value.

Financial Assets and Liabilities at Fair Value Through Profit or Loss

Financial instruments at fair value through profit or loss include financial assets or liabilities held for trading and those designated on initial recognition to be measured at fair value with fair value changes recognized in profit or loss. On initial recognition, the financial instruments are recognized at fair value plus transaction costs and are subsequently measured at fair value with fair value changes recognized in profit or loss. Once the Company becomes contractual in a financial instrument arrangement, the financial instruments are eligible for classification as assets or liabilities. If the contractual arrangement is outside the control of the Company, the financial instruments will be derecognized in assets. If the contractual arrangement gives the Company a right of redemption, cancellation or elimination upon expiration, the financial instruments will be derecognized in liabilities.

Derivatives are initially recognized at fair value, with transaction costs expensed as incurred. The derivatives are remeasured at fair value subsequently with the changes in fair value recognized in earnings. Cash dividends received (including the year of investment) is recognized in earnings. When the financial instruments are derecognized, the difference between sales proceeds or cash payment and principal amount shall be accounted for as profits and losses. For regular way purchase or sale of financial assets is accounted for using trade date accounting.

Derivatives that do not meet the criteria for hedge accounting are classified as financial assets or financial liabilities. When the fair value is positive, the derivative is recognized as a financial asset. When the fair value is negative, the derivative is recognized as a financial liability.

Hybrid instruments are designated as financial assets or financial liabilities at fair value through profit or loss. To avoid or significantly reduce inconsistencies in accounting policies, the Company will recognize financial instruments or liabilities in profits or losses based on the changes in fair value.

Available-for-sale Financial Assets

Available-for-sale financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. When subsequently measured at fair value, the changes in fair value are excluded from earnings and reported as a separate component of stockholders’ equity. The accumulated gains or losses are recognized in earnings when the financial asset is derecognized from the balance sheet. A regular way purchase or sale of financial assets is recognized and derecognized using trade date accounting.

The policy for recognition and derecognition of available-for-sale financial assets are similar to financial assets and liabilities at fair value through profit or loss.

The basis for determining the fair value of financial instruments is as follows: Listed stocks, closing prices as of balance sheet date; open-end mutual funds, net assets value as of balance sheet date; bonds, quotes in the OTC market as of balance sheet date; financial instruments without active market, fair value are estimated using valuation techniques incorporating estimates and assumptions that are consistent with prevailing market conditions.

Cash dividends are recognized as investment income upon the grant day but are accounted for as reductions to the original cost of investment if such dividends are declared on the earnings of the investees attributable to periods prior to the purchase of the investments. Stock dividends are recorded as an increase in the number of shares held and do not affect investment income. The cost per share is recalculated based on the new number of shares.

If there is objective evidence that a financial asset is impaired, a loss is recognized. If in a subsequent period, the amount of the impairment loss decreases, for equity securities, the previously recognized impairment loss is reversed to the extent of the decrease and recorded as an adjustment to shareholders’ equity. For debt securities, the amount of the decrease is recognized in earnings, provided that the decrease is clearly attributable to an event which occurred after the impairment loss was recognized.

Revenue Recognition, Account Receivables and Allowance for Doubtful Receivables

Revenues are recognized when revenues are realized or realizable and earned. Related costs are expensed as incurred.

Service revenue is based on the fair value of the sales price, after business discount and quantity discount between the Company and customer. The sales price of service revenue is the amount which matures within one year. The difference between fair value and maturity value is not material and the transactions occur frequently so the interest factor is not included in calculating fair value.

Usage revenues from fixed-line services (including local, domestic long distance and international long distance), cellular services, Internet and data services, and interconnection and call transfer fees from other telecommunications companies and carriers are billed in arrears and are recognized based upon minutes of traffic processed when the services are provided in accordance with contract terms.

Other revenues are recognized as follows: (a) one-time subscriber connection fees (on fixed-line services) are deferred and recognized over the average expected customer service periods, (b) fixed-monthly fees (on fixed-line services, wireless and Internet and data services) are accrued every month, and (c) prepaid services (fixed line, cellular and Internet) are recognized as income based upon actual usage by customers or when the right to use those services expires.

Allowance for doubtful receivables is provided on the basis of the aging of the receivables and estimated collectibility of individual receivables. The Company periodically evaluates the collectibility of receivables in consideration of client’s receivable aging analysis.

Inventories

Inventories are stated at the lower of cost (weighted-average cost) or market value (replacement cost or net realizable value).

Investments Accounted for Using Equity Method

Investments in shares of stock in companies where the Company exercises significant influence in their operating and financial policy decisions are accounted for using the equity method. Under the equity method, the investment is initially stated at cost and subsequently adjusted for its proportionate share in the net earnings of the investee companies. Any cash dividends received are recognized as a reduction in the carrying value of the investments. Unrealized profits arising from downstream transactions to equity investees are deferred in the Company’s portion of equity income or loss, depending on whether the investor has controlling power over investees or not. Unrealized profits and losses on sales to investees over which the Company has a controlling power are totally eliminated. Otherwise should be deferred in proportion to the Company’s ownership percentage. Profits and losses arising from equipment purchases from equity investees are eliminated and recognized over the estimated remaining useful life of the equipment.

With respect to investment purchase or adoption of the equity method of accounting, effective on January 1, 2006, in accordance with the revised accounting pronouncement, goodwill is recognized by the difference that the cost of investment is exceeding the fair value of the acquisition. Goodwill can not be amortized, but is subject to a goodwill impairment test. If there is a triggering event or change in circumstance, the goodwill impairment test will be performed. If the fair value of the identifiable net assets exceeds the cost of investment, the difference should be allocated to the noncurrent assets (with exception of non-equity financial assets, assets in the suspense accounts, deferred tax assets and liabilities, and prepaid pension costs or other expenses related to pension plans) and reduced in proportion to the amount of their fair value. If there is still a difference after the purchase price allocation, the difference will be accounted for as extraordinary profits.

Financial Assets Carried at Cost

Investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are carried at original cost, such as non-publicly traded stocks. If there is objective evidence that a financial asset is impaired, a loss is recognized. No recording of a subsequent recovery in fair value is allowed.

Property, Plant and Equipment

Property, plant and equipment are stated at cost plus a revaluation increment, if any, less accumulated depreciation and accumulated impairment loss. The interest costs that are directly attributable to the acquisition, construction of a qualifying asset are capitalized as property, plant and equipment. Major renewals and betterments are capitalized, while maintenance and repairs are expensed currently.

An impairment loss is recognized when the recoverable amount of an asset is less than its carrying amount. A reversal of the impairment loss is recognized if there is a subsequent recovery in the value of the asset. The recoverable amount cannot exceed the original cost less accumulated depreciation. An impairment loss on a revalued asset is recognized directly against capital surplus from revaluation for the asset to the extent that the impairment loss does not exceed the amount in the capital surplus from revaluation for that same asset. A reversal of an impairment loss on a revalued asset is credited directly to capital surplus from revaluation under the heading capital surplus from revaluation. However, to the extent that an impairment loss on the same revalued asset was previously recognized in profit or loss, a reversal of that impairment loss is also recognized in profit or loss.

Depreciation expense is determined based upon the asset’s estimated useful life using the straight-line method. The estimated useful lives are as follows: land improvements,10 to 30 years; buildings,10 to 60 years; machinery and equipment, 6 to 10 years; telecommunication network facilities, 6 to 15 years; and miscellaneous equipment,3 to 10 years.

Upon sale or disposal of property, plant and equipment, the related cost and accumulated depreciation are removed from the accounts, and any gain or loss is credited or charged to income.

Intangible Assets

The amount recorded for the 3G Concession is amortized upon the MOTC approval of using the straight-line method over the lower of the legal useful life or estimated useful life. Patents are amortized using the straight-line method over the estimated useful lives ranging from 10 to 20 years. Computer software costs are capitalized and amortized using the straight-line method over the estimated useful lives of three years.

From January 1, 2007, the Company adopted the newly released Statements of Financial Accounting Standards No. 37, “Intangible Assets.” Expenditure on research shall be recognized as an expense when it is incurred. Development Costs are capitalized when those costs meet relative criteria and are amortized upon the assets’ estimated useful life using the straight-line method. Development costs not meet relative criteria shall be recognized as expenses when it is incurred.

An impairment loss is recognized when the recoverable amount of an intangible asset other than goodwill is less than its carrying amount. A reversal of the impairment loss is recognized if there is a subsequent recovery in the value of the asset. The recoverable amount cannot exceed the original cost less accumulated amortization.

Idle Assets

Idle assets are carried at the lower of recoverable amount or carrying amount.

Pension Costs

Pension costs subject to defined benefit plan are recognized according to the actuarial report. Pension costs subject to defined contribution plan are recognized according to the amount of contributions by the Company during the employees’ service period.

Expense Recognition

Expenses including commissions paid to agencies and handset subsidy costs paid to a vendor that sells a handset to a customer who subscribes to the service as an inducement to enter into a service contract are charged to income as incurred.

Treasury Stock

Cost of treasury stock is shown as a deduction to stockholders’ equity. Treasury stock is recorded and is shown as a reduction to stockholders’ equity. Upon cancellation of treasury stock, the accounts of common stock and treasury stock are reversed out based on the number of shares registered to be cancelled. The account of additional paid-in capital is adjusted for the difference of the repurchase price and the par value of common stock. If capital surplus is not enough for debiting purposes, the difference is debited to unappropriated retained earnings.

Income Tax

The Company accounts for income tax using the asset and liability method. Under this method, deferred income tax is recognized for investment tax credits and tax consequences of differences between financial statement carrying amounts and their respective tax bases. A valuation allowance is recognized if, available evidence indicates it is more likely than not that a portion or the entire deferred tax asset will not be realized. A deferred tax asset or liability should be classified as current or noncurrent according to the classification of its related asset or liability. However, if a deferred asset or liability cannot be related to an asset or liability in the financial statements, it should be classified as current or noncurrent depending on the expected reversal date of the temporary difference.

Investment tax credits utilized are recognized as reduction of income tax expense.

Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

Income taxes expense (10%) on undistributed earnings is recorded in the year when the stockholders have resolved that the earnings shall be retained.

Foreign-currency Transactions

The functional currency of the Company is the local currency, the New Taiwan dollar. Thus, the transactions of the Company that are denominated in currencies other than the New Taiwan dollars (the “foreign currency”) are recorded in New Taiwan dollars at the exchange rates prevailing on the transaction dates. Gains or losses realized upon the settlement of a foreign currency transaction are included in the period in which the transaction is settled. The balances, at the balance sheet dates, of the foreign currency assets and liabilities are adjusted to reflect the prevailing exchange rates, and the resulting differences are recorded as follows:

a.	Financial assets and liabilities - credited or charged to current income; and

b.	Long-term stock investments accounted for by the equity method - as cumulative translation adjustment under stockholders’ equity.

Reclassification

Certain accounts in the financial statements as of and for the three months ended March 31, 2006 have been reclassified to conform to the presentation of financial statements as of and for the three months ended March 31, 2007.

3.	REASON AND EFFECT OF THE CHANGES OF ACCOUNTING PRINCIPLE

On January 1, 2006, the Company adopted the newly released Statements of Financial Accounting Standards No. 34, “Accounting for Financial Instruments,” (“SFAS No. 34”) and No. 36, “Disclosure and Presentation for Financial Instruments” (“SFAS No. 36”), and related revisions of previously released SFASs.

The Company had categorized its financial assets and liabilities upon initial adoption of the newly released SFASs. The adjustments made to the carrying amounts of the financial instruments categorized as available-for-sale financial assets as adjustments to stockholders’ equity were recognized.

4.	CASH AND CASH EQUIVALENTS

	March 31
	2007	2006
Cash
Cash on hand	$96,921	$87,272
Cash in banks	6,760,300	1,167,377
Negotiable certificate of deposit, annual yield rate - ranging from 1.650%-5.383% and 1.350%-1.425% for 2007 and 2006, respectively	33,520,010	13,802,500

	40,377,231	15,057,149
Cash equivalents
Commercial paper, annual yield rate - ranging from 1.660%-5.343% and 1.350%-1.435% for 2007 and 2006, respectively	38,525,196	28,702,218

	$78,902,427	$43,759,367

As of March 31, 2007 and 2006, foreign deposits in bank were as following:

	March 31
	2007	2006
United States of America - New York (US$26,454 thousand)	$875,347	$—
Hong Kong (US$33,214 thousand, EUR260 thousand, JPY34,236 thousand and GBP161 thousand)	1,130,493	—

	$2,005,840	$—

5.	FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	March 31
	2007	2006
Current

Derivatives - financial assets
Forward exchange contracts	$619	$—
Index future contracts	86,504	—

	$87,123	$—

Derivatives - financial liabilities
Forward exchange contracts	$10,349	$—
Index future contracts	24,066	—

	$34,415	$—

Noncurrent

Financial assets at fair value through profit or loss - Yuanta Structured Principal Protected Private Placement	$—	$479,440

The Company entered into investment management agreements with a well-known financial institutions (fund managers) to manage its investment portfolios in 2006. As of March 31, 2007, the Company’s investment portfolios managed by these fund managers aggregated to an original amount of US$100,000 thousand. The investment portfolios included derivative instruments, listed stocks, and mutual funds.

The Company entered into forward exchange contracts and index future contracts to reduce its exposure to foreign currency risk and variability in operating results due to fluctuations in exchange rates underlying the value of assets denominated in foreign currencies until such assets are received and fluctuations in stock prices. However, these financial assets and liabilities are not qualified for hedge accounting and categorized as trading financial assets and liabilities.

Outstanding forward exchange contracts as of March 31, 2007:

	Currency	Maturity Date	Contract Amount (in Thousands)
March 31, 2007

Sell	JPY/USD	2007.01-2007.04	JPY	562,300
	EUR/USD	2007.01-2007.04	EUR	7,500
	GBP/USD	2007.01-2007.04	GBP	2,300
	GBP/USD	2007.03-2007.04	GBP	150
	USD/EUR	2007.03-2007.04	USD	267
	USD/JPY	2007.03-2007.04	USD	147

Outstanding index future contracts as of March 31, 2007:

	Maturity Date	Units	Contract Amount (in Thousands)
March 31, 2007

Index future contracts
AMSTERDAM IDX FUT	2007.04	9	EUR	883
CAC40 10 EURO FUT	2007.04	46	EUR	2,526
DAX INDEX FUTURE	2007.06	11	EUR	1,808
IBEX 35 INDEX FUTR	2007.04	7	EUR	983
MINI S&P/MIB FUT	2007.06	24	EUR	957
FTSE 100 IDX FUT	2007.06	37	GBP	2,304
TOPIX INDEX FUTURE	2007.06	32	JPY	529,440
S&P 500 FUTURE	2007.06	23	USD	8,151
S&P 500 EMINI FUTURE	2007.06	13	USD	905

As of March 31, 2007, the amount paid for future deposit was $86,498 thousand (classified as financial assets held for trading).

Net losses arising from derivative financial instruments for the three months ended March 31, 2007 were $11,472 thousand (including realized settlement gains of $1,736 thousand and valuation losses of $13,208 thousand). The Company did not enter into any forward exchange contracts and index future contracts in the first quarter of 2006.

Yuanta Structured Principal Protected Private Placement is an open-end structured principal protected mutual fund. The maturity date is September 28, 2008. On June 28, 2006, the Company sold the contract to a third party and recognized an investment loss of $26,334 thousand.

6.	AVAILABLE-FOR-SALES FINANCIAL ASSETS

	March 31
	2007	2006
Current
Open-end mutual funds	$6,814,486	$15,833,300
Foreign listed stocks	927,018	—
Listed stocks	303,552	59,691
Real estate investment trust fund	189,500	105,000

	$8,234,556	$15,997,991

7.	ALLOWANCE FOR DOUBTFUL ACCOUNTS

	Three Months Ended March 31
	2007	2006
Balance, beginning of period	$3,535,141	$3,604,605
Provision for doubtful accounts	164,328	130,002
Accounts receivable written off	(177,117)	(265,604)

Balance, end of period	$3,522,352	$3,469,003

8.	OTHER CURRENT MONETARY ASSETS

	March 31
	2007	2006
Tax refund receivable	$3,221,136	$4,338,479
Other receivable	2,537,826	1,526,338

	$5,758,962	$5,864,817

9.	INVENTORIES, NET

	March 31
	2007	2006
Supplies	$1,754,707	$1,166,095
Work in process	121,617	18,496
Merchandise	108,970	7,117
Materials in transit	637,830	1,241,340

	2,623,124	2,433,048
Less: Valuation allowance	531	161

	$2,622,593	$2,432,887

10.	OTHER CURRENT ASSETS

	March 31
	2007	2006
Prepayments	$2,753,619	$2,364,438
Prepaid rents	618,630	614,563
Miscellaneous	513,100	563,941

	$3,885,349	$3,542,942

11.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	March 31
	2007		2006
	Carrying Value	% of Ownership	Carrying Value	% of Ownership
Listed
SENAO International Co., Ltd. (“SENAO”)	$1,102,775	31	$—	—

Non-Listed
Chunghwa Investment Co., Ltd. (“CHI”)	981,494	49	959,116	49
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	579,050	40	556,811	40
CHIEF Telecom Inc. (“CHIEF”)	256,557	70	—	—
Chunghwa International Yellow Pages Co., Ltd. (“CIYP”)	142,438	100	—	—
Spring House Entertainment Inc. (“SHE”)	15,273	30	—	—
New Prospect Investments Holdings Ltd. (B.V.I.) (“NPIH”)	—	100	—	100
Prime Asia Investments Group Ltd. (B.V.I.) (“PAIG”)	—	100	—	100

	1,974,812		1,515,927

	$3,077,587		$1,515,927

The carrying values of the equity investees and the equity in their net losses as of and for the three months ended March 31, 2007 and 2006 are based on unreviewed financial statements. The aggregate carrying values of the equity-accounted investments were $3,077,587 thousand and $1,515,927 thousand as of March 31, 2007 and 2006, respectively. The equity in their net losses were $8,750 thousand and $9,011 thousand for the three months ended March 31, 2007 and 2006, respectively.

The Company invested SENAO International Co., Ltd. (“SENAO”) in January 2007, for a purchase price of $1,065,813 thousand. SENAO engages mainly in telecommunication facilities sales and software services.

The Company invested CHIEF Telecom in September 2006, for a purchase price of $310,652 thousand. CHIEF engages mainly in internet communication and internet data center (“IDC”) service.

The Company invested Chunghwa International Yellow Pages Co., Ltd. (“CIYP”) in December 2006, for a purchase price of $150,000 thousand. CIYP engages mainly in yellow pages sales and advertisement services. CIYP finished registration on January 2, 2007.

The Company invested Spring House in October 2006, for a purchase price of $22,409 thousand. Spring House engages mainly in network content manufacture broadcasts and information software.

The Company has established New Prospect Investments Holdings Ltd. (B.V.I.) and Prime Asia Investments Group Ltd. (B.V.I.) in March 2006. Both holding companies are operating as investment companies and Chungwa has 100% ownership right in an amount of US$1 in each holding company.

12.	FINANCIAL ASSETS CARRIED AT COST

	March 31
	2007		2006
	Carrying Value	% of Ownership	Carrying Value	% of Ownership
Cost investees:
Taipei Financial Center (“TFC”)	$1,789,530	12	$1,789,530	12
iD Branding Ventures (“iDBV”)	75,000	8	—	—
RPTI International (“RPTI”)	71,500	12	71,500	12
Siemens Telecommunication Systems (“Siemens”)	5,250	15	5,250	15

	$1,941,280		$1,866,280

The Company invested iDBV on November 13, 2006, for a purchase price of $75,000 thousand. iDBV engages mainly in investment.

The above investments that do not have a quoted market price in an active market and whose fair values cannot be reliably measured are carried at original cost.

13.	OTHER NONCURRENT MONETARY ASSETS

	March 31
	2007	2006
Fixed-Line Fund	$1,000,000	$1,000,000
Piping Fund	1,000,000	1,000,000

	$2,000,000	$2,000,000

As part of the government’s effort to upgrade the existing telecommunications infrastructure, the Company and other public utility companies were required by the ROC government to contribute a total of $2,000,000 thousand to a Fixed-Line Fund managed by the Ministry of Interior Affairs and a Piping Fund administered by the Taipei City Government. These funds will be used to finance various telecommunications infrastructure projects. Upon completion of the construction projects, the funds will be proportionally allocated their assets to their contributors. If the balance of the Fixed-Line Fund is not sufficient for its operation, the above three parties will determine when to raise additional funds and the contribution amounts from each party.

14.	PROPERTY, PLANT AND EQUIPMENT

	March 31
	2007	2006
Cost
Land	$100,929,302	$100,892,970
Land improvements	1,477,705	1,477,275
Buildings	59,069,045	58,584,114
Machinery and equipment	21,390,707	21,876,869

		(Continued	)

	March 31
	2007	2006
Telecommunications network facilities	$635,472,406	$628,711,725
Miscellaneous equipment	1,894,071	2,033,134

Total cost	820,233,236	813,576,087
Revaluation increment on land	5,824,220	5,945,597

	826,057,456	819,521,684

Accumulated depreciation
Land improvements	821,712	767,615
Buildings	14,492,808	13,496,520
Machinery and equipment	16,476,579	16,102,486
Telecommunications network facilities	477,748,622	459,003,753
Miscellaneous equipment	1,647,423	1,757,920

	511,187,144	491,128,294

Construction in progress and advances related to acquisition of equipment	22,237,788	25,039,319

Property, plant and equipment, net	$337,108,100	$353,432,709

		(Concluded	)

Pursuant to the related regulation, the Company revalued its land owned as of April 30, 2000 based on the publicly announced value on July 1, 1999. These revaluations which have been approved by the MOA resulted in increases in the carrying values of property, plant and equipment of $5,986,074 thousand, liabilities for land value incremental tax of $211,182 thousand, and stockholders’ equity - other adjustments of $5,774,892 thousand.

The amendment to the Land Tax Act, relating to the article to permanently lower land value incremental tax, went into effect on February 1, 2005. In accordance with the lowered tax rates, the Company recomputed its land value incremental tax, and reclassified the reserve for land value incremental tax of $116,196 thousand to stockholders’ equity—other adjustments.

Depreciation on property, plant and equipment for the three months ended March 31, 2007 and 2006 amounted to $9,753,769 thousand and $10,090,792 thousand, respectively. No interest expense was capitalized for the three months ended March 31, 2007 and 2006.

15.	ACCRUED EXPENSES

	March 31
	2007	2006
Accrued salary and compensation	$5,928,846	$7,115,988
Accrued franchise fees	2,991,940	3,168,368
Other accrued expenses	1,786,568	4,219,364

	$10,707,354	$14,503,720

16.	CURRENT PORTION OF LONG-TERM LOANS

	March 31
	2007	2006
Loan from the Fixed-Line Fund	$—	$300,000
Less: Current portion of long-term loans	—	300,000

	$—	$—

The loan amount of $700,000 thousand from the Fixed-Line Fund was obtained pursuant to a long-term loan agreement with the Fixed-Line Fund managed by Ministry of Interior that allows the Company to obtain unsecured interest-free credit of $1,000,000 thousand until March 12, 2007, with a restricted lending term of five years. The outstanding principal was payable in three annual installments ($200,000 thousand, $200,000 thousand and $300,000 thousand) starting on March 12, 2005. The Company has totally repaid the amount in March, 2007.

17.	OTHER CURRENT LIABILITIES

	March 31
	2007	2006
Advances from subscribers	$4,661,944	$4,603,964
Amounts collected in trust for others	2,803,199	3,047,510
Payables to equipment suppliers	1,532,560	2,611,703
Refundable customers’ deposits	951,639	930,856
Payables to constructors	425,943	1,283,396
Miscellaneous	2,352,737	2,586,013

	$12,728,022	$15,063,442

18.	STOCKHOLDERS’ EQUITY

Under the revised Company’s Articles of Incorporation dated May 30, 2006, the Company’s authorized capital is $120,000,000,020, which is divided into 12,000,000,000 common shares (at $10 par value per share), which are issued and outstanding 9,667,845,093 shares, and 2 preferred shares (at $10 par value per share), which are issued and approved by the board of directors on March 28, 2006, and the MOTC purchased 2 preferred shares at par value on April 4, 2006.

For the purpose of privatizing the company, the MOTC sold 1,109,750 thousand common shares of the Company in an international offering of securities in the form of American Depositary Shares (“ADS”) amounting to 110,975 thousand units (one ADS represents ten common shares) on the New York Stock Exchange on July 17, 2003. Afterwards, the MOTC sold 1,350,682 thousand common shares in the form of ADS amounting to 135,068 thousand units on August 10, 2005. Subsequently, the MOTC and Taiwan Mobile Co., Ltd. sold 505,389 thousand and 58,959 thousand common shares of the company, respectively, in the form of ADS totally amounting to 56,435 thousand units on September 29, 2006. As of December 31, 2006, the MOTC and Taiwan Mobile Co., Ltd. have sold 3,024,780 thousand common shares in the form of ADS amounting to 302,478 thousand units. As of March 31, 2007, the outstanding ADSs were 307,399 thousand units, which equaled approximately 3,073,988 thousand common shares and represented 31.8% of the Company’s total outstanding common shares.

The ADS holders generally have the same rights and obligations as other common shareholders, subject to the provision of relevant laws. The exercise of such rights and obligations shall comply with the related regulations and deposit agreement, which stipulate, among other things, that ADS holders can, through deposit agents:

a.	Exercise their voting rights;

b.	Sell their ADSs; and

c.	Receive dividends declared and subscribe to the issuance of new shares.

The MOTC, as the holder of those preferred shares is entitled to the same rights as holders of common shares and certain additional rights as specified in the Company’s Articles of Incorporation as follows:

a.	The holder of the preferred shares, or its nominated representative, will act as a director and/or supervisor during the entire period in which the preferred shares are outstanding.

b.	The holder of preferred shares has the same pre-emptive rights as holders of common shares when the Company raises capital by issuing new shares.

c.	The holder of the preferred shares will have the right to veto on any change in the name of the Company or the nature of its business and any transfer of a substantial portion of the Company’s business or property.

d.	The holder of the preferred shares may not transfer the ownership. The Company must redeem all outstanding preferred shares within three years from the date of their issuance.

Under the ROC Company Law, capital surplus can only be utilized to offset deficits or be declared as stock dividends. Also, such capital surplus and donations can only be declared as a stock dividend by the Company at an amount calculated in accordance with the provisions of existing regulations.

In addition, before distributing a dividend or making any other distribution to stockholders, the Company must pay all outstanding taxes, recover any past losses and set aside a legal reserve equal to 10% of its net income, and depending on its business needs or requirements, may also set aside a special reserve. In accordance with the Articles of Incorporation, no less than 50% of the remaining earnings comprising remaining balance of net income, if any, plus cumulative undistributed earnings shall be distributed in the following order: (a) from 2% to 5% of distributable earnings shall be distributed to employees as employee bonus in the following years after privatization; (b) no more than 0.2% of distributable earnings shall be distributed to board of directors and supervisors as remuneration in the following years after privatization. During the year of privatization, the distributable earnings for the aforementioned (a) and (b) are limited to the earnings generated after privatization. The remaining distributable earnings can be distributed to the shareholders based on the resolution of shareholders’ meeting; and (c) cash dividends to be distributed shall not be less than 50% of the total amount of dividends to be distributed. If cash dividends to be distributed is less than $0.10 per share, such cash dividend shall be distributed in the form of common shares.

Telecommunications service is a Taiwan’s capital-intensive industry and the Corporation requires capital expenditures to sustain its competitive position in high-growth market. Thus, the Company’s dividend policy takes into account future capital expenditure outlays. In this regard, a portion of the earnings may be retained to finance these capital expenditures. The remaining earnings can then be distributed as dividends if approved by the stockholders in the following year and will be recorded in the financial statements of that year.

Under the ROC Company Law, the appropriation for legal reserve shall be made until the accumulated reserve equals the aggregate par value of the outstanding capital stock of the Company. This reserve can only be used to offset a deficit, or when reaching 50% of the aggregate par value of the outstanding capital stock of the Company, up to 50% of the reserve may, at the option of the Company, be declared as a stock dividend and transferred to capital.

The appropriations and distributions of the 2005 earnings of the company have been approved and resolved by the stockholders on May 30, 2006 as follows:

	Appropriation and Distribution
	Amount	Dividend Per Share
Legal reserve	$4,765,288	$—
Cash dividends	40,659,617	4.3
Stock dividends	1,891,145	0.2
Employee bonus - cash	230,057	—
Employee bonus - stock	230,057	—
Remuneration to board of directors and supervisors	15,337	—

	$47,791,501	$4.5

The appropriation of the Company’s 2006 earnings had not been proposed by the board of directors as of April 14, 2007, the independent accountants’ review report date. Information on the appropriation of 2006 earnings proposed by the board of directors and resolved by the shareholders can be accessed through the Market Observation Post System on the Taiwan Stock Exchange Corporation’s website.

Under the Integrated Income Tax System that became effective on July 1, 1998, non-corporate stockholders are allowed a tax credit for the income tax paid by the Company on earnings generated in 1999 and onwards. An Imputation Credit Account (“ICA”) is maintained by the Company for such income tax and the tax credit is allocated to each stockholder.

19.	TREASURY STOCK (COMMON STOCK IN THOUSANDS OF SHARES)

	Three Months Ended March 31
	2007	2006
As of January 1, 2007	—	—
Increase	—	149,158
Decrease	—	—

As of March 31, 2007	—	149,158

According to the Securities and Exchange Law of the ROC, total shares of treasury stock shall not exceed 10% of the Company’s stock issued. The total amount of the shares bought back shall not be more than the amount of retained earnings, premium on capital stock and realized capital reserve.

The shares bought back by the Company in accordance with Securities and Exchange Law of the ROC shall not be pledged. Before transfer, the shareholder’s rights shall not be enjoyed.

In order to maintain its credit and shareholders’ equity by repurchasing treasury stock 192,000 thousand shares, from February 10, 2006 to April 7, 2006, for $11,392,333 thousand. On June 30, 2006, the company cancelled the treasury stock by reducing common stock of $1,920,000 thousand, capital surplus of $4,269,368 thousand and retained earnings of $5,202,965 thousand.

20.	COMPENSATION, DEPRECIATION AND AMORTIZATION EXPENSES

	Three Months Ended March 31, 2007
	Cost of Services	Operating Expenses	Total
Compensation expense
Salaries	$3,239,022	$2,054,077	$5,293,099
Insurance	122,527	74,256	196,783
Pension	442,823	287,264	730,087
Other compensation	2,360,444	1,507,600	3,868,044

	6,164,816	3,923,197	10,088,013
Depreciation expense	9,225,957	527,812	9,753,769
Amortization expense	214,602	22,737	237,339

	$15,605,375	$4,473,746	$20,079,121

	Three Months Ended March 31, 2006
	Cost of Services	Operating Expenses	Total
Compensation expense
Salaries	$3,482,542	$2,178,922	$5,661,464
Insurance	126,908	76,606	203,514
Pension	486,760	311,362	798,122
Other compensation	1,722,162	1,073,618	2,795,780

	5,818,372	3,640,508	9,458,880
Depreciation expense	9,541,101	549,691	10,090,792
Amortization expense	213,173	25,390	238,563

	$15,572,646	$4,215,589	$19,788,235

21.	INCOME TAX

The Income Basic Tax Act (the “IBT Act”), which took effect on January 1, 2006, requires that the income basic tax should be 10% of the sum of the taxable income as calculated in accordance with the Income Tax Act plus tax benefit regulated by the Income Tax Act or other laws. The tax payable of the current year would be the higher of the income basic tax and income tax payable calculated in accordance with the Income Tax Act. The Company has considered the impact of the IBT Act in the determination of the current period’s income tax expense.

a.	A reconciliation between income tax expense computed by applying the statutory income tax rate of 25% to income before income tax and income tax payable shown in the statements of income is as follows:

	Three Months Ended March 31
	2007	2006
Income tax expense computed at statutory income tax rate of 25% to income before income tax	$3,844,289	$3,267,928
Deduct tax effects of:
Permanent differences	(81,935)	(30,888)
Temporary differences	294,592	(1,523,831)
Investment tax credits	(696,064)	(187,695)

Income tax payable	$3,360,882	$1,525,514

b.	Income tax expense consisted of the following:

	Three Months Ended March 31
	2007	2006
Income tax payable	$3,360,882	$1,525,514
Income tax - separated	53,079	25,590
Income tax - deferred	(128,313)	1,508,139

	$3,285,648	$3,059,243

c.	Net deferred income tax assets (liabilities) consisted of the following:

	March 31
	2007	2006
Current
Deferred income tax assets:
Provision for doubtful accounts	$389,365	$228,296
Investment tax credits	—	553,924
Accrued pension cost	—	212,782
Other	26,039	53,016

	415,404	1,048,018
Less: Valuation allowance	(389,365)	(228,296)

	26,039	819,722

Deferred income tax liability:
Unrealized foreign exchange gain	(4,092)	(6,462)
Other	—	(10,273)

	(4,092)	(16,735)

Net deferred income tax assets	$21,947	$802,987

Noncurrent deferred income tax assets:
Accrued pension cost	$591,083	$—
Losses on impairment	85,866	85,866

	$676,949	$85,866

d.	The related information under the Integrated Income Tax System is as follows:

	March 31
	2007	2006
Balance of Imputation Credit Account (ICA)	$1,088,668	$2,141,929

The estimated ICA rate for 2006 earnings as of December 31, 2006 and the actual ICA rate for 2005 earnings were 24.12% and 6.97%, respectively. The credit available for allocation to the stockholders is calculated on the basis of the balance of ICA on the date of distribution of dividends. Accordingly, the estimated rate as of December 31, 2006 may differ from the actual rate determined based on the balance of the ICA on the dividend distribution date.

e.	Undistributed earnings information

As of March 31, 2007 and 2006, the Company’s undistributed earnings generated in June 30, 1998 and onward was zero. Income tax returns through the year ended December 31, 2004 have been examined by the ROC tax authorities.

22.	EARNINGS PER SHARE

			Weighted- average Number of Common Shares Outstanding (Denominator)	Net Income Per Share (Dollars)
	Amount (Numerator)			Income Before Income Tax	Net Income
	Income Before Income Tax	Net Income
Three months ended March 31, 2007

Net income	$15,377,195	$12,091,547	9,667,845

Basic net income per share				$1.59	$1.25

Three months ended March 31, 2006

Net income	$13,071,752	$10,012,509

Basic net income per share			9,813,575	$1.33	$1.02

The impact of stock dividends was considered in calculating basic net income per share for March 31, 2006. The basic EPS before income tax and the basic EPS after income tax in March 31, 2006 are restated from $1.36 to $1.33 and from $1.04 to $1.02, respectively.

23.	PENSION PLAN

The Company completed privatization plans on August 12, 2005. The Company is required to pay all accrued pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. upon the completion of the privatization in accordance with the Statute Governing Privatization of Stated-owned Enterprises (the “Privatization Fund”). After paying all pension obligations for privatization, the plan assets of the Company should be transferred to the Fund for Privatization of Government-owned Enterprises under the Executive Yuan. However, according to the instructions of MOTC, the Company would, on behalf of the MOTC, pay all accrued pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. upon the completion of the privatization. On March 27, 2006 and August 7, 2006, the Company transferred $5,088,879 thousand and the remaining balance of $542,579 thousand, respectively, from the pension plan to the Privatization Fund.

The Labor Pension Act of ROC is effective beginning July 1, 2005 and this pension mechanism is considered as a defined contribution plan. The employees who were subject to the Labor Standards Law prior to the enforcement of this Act may choose to be subject to the pension mechanism under this Act or continue to remain to be subject to the pension mechanism under the Labor Standards Law. For those employees who were subject to the Labor Standards Law prior to July 1, 2005 and still work for the same company after July 1, 2005 and choose to be subject to the pension mechanism under this Act, their seniority as of July 1, 2005 shall be maintained. The rate of contribution by an employer to the Labor Pension Fund per month shall not be less than 6% of each employee’s monthly salary or wage. The Company contributes 6% of each employee’s monthly salary per month beginning July 1, 2005.

After privatization, the pension plan in accordance with the Labor Standards Law is considered as a defined benefit plan. The payments of pension are subject to the service periods and average salaries of six months of employees prior to retirement. The pension assets is funded monthly at 15% or less of their wages and is also administered by a pension committee and deposited in its name in the Central Trust of China Company.

The balance of the Company’s plan assets subject to defined benefit plan were $2,983,955 thousand and $2,096,115 thousand as of March 31, 2007 and 2006, respectively.

Pension costs amounted to $758,302 thousand ($748,104 thousand subject to defined benefit plan and $10,198 thousand subject to defined contribution plan) and $833,614 thousand ($826,178 thousand subject to defined benefit plan and $7,436 thousand subject to defined contribution plan) for the three months ended March 31, 2007 and 2006, respectively.

24.	TRANSACTIONS WITH RELATED PARTIES

The ROC Government, one of the Company’s customers, held significant equity interest in the Company. The Company provides fixed-line services, wireless services, Internet and data and other services to the various departments and agencies of the ROC Government and other state-owned enterprises in the normal course of business and at arm’s-length prices. The information on service revenues from government bodies and related organizations have not been provided because details of the type of users were not maintained by the Company. The Company believes that all costs of doing business are reflected in the financial statements and that no additional expenditures would be incurred as a result of the privatization being completed.

a.	The Company engages in business transactions with the following related parties:

Company	Relationship
Chunghwa International Yellow Pages Co., Ltd. (“CIYP”)	Subsidiary
CHIEF Telecom, Inc. (“CHIEF”)	Subsidiary
New Prospect Investments Holdings Ltd. (B.V.I.)	Subsidiary
Prime Asia Investments Group Ltd. (B.V.I.)	Subsidiary
Unigate Telecom Inc.(“U.T.I”)	Subsidiary
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	Equity-accounted investee
SENAO International Co., Ltd. (“SENAO”)	Equity-accounted investee
Spring House Entertainment Inc.(“SHE”)	Equity-accounted investee
Chunghwa System Integration Co., Ltd. (“CSI”)	Subsidiary of equity - accounted investee
Chunghwa Precision Test Technical Co., Ltd. (“CHPT”)	Subsidiary of equity - accounted investee
Chunghwa Telecom Global, Inc. (“CHTG”)	Subsidiary of equity - accounted investee

b.	Significant transactions with the above related parties are summarized as follows:

	March 31
	2007		2006
	Amount	%	Amount	%
1) Receivables from related parties

Trade notes and accounts receivable
SENAO	$40,504	56	$—	—
CHTG	26,043	36	28,062	87
CHIEF	3,857	5	—	—
Other	1,699	3	4,237	13

	$72,103	100	$32,299	100

	March 31
	2007		2006
	Amount	%	Amount	%
2) Payables to related parties

Trade notes payable, accounts payable, and accrued expenses
SENAO	$1,134,027	56	$—	—
TISE	147,793	7	83,710	18
CSI	79,731	4	106,065	22
CHTG	23,227	1	24,117	5
Other	1,289	—	—	—

	1,386,067	68	213,892	45

Payable to construction supplier
TISE	249,953	12	257,007	55

Amounts collected in trust for others
SENAO	396,545	20	—	—
Other	3,720	—	—	—

	400,265	20	—	—

	$2,036,285	100	$470,899	100

	Three Months Ended March 31
	2007		2006
	Amount	%	Amount	%
3) Revenues

CHIEF	$25,208	—	$—	—
SENAO	20,002	—	—	—
CHTG	15,112	—	28,062	—
Other	5,769	—	7,095	—

	$66,091	—	$35,157	—

4) Operating costs and expenses

SENAO	$980,481	4	$—	—
CSI	84,905	—	52,163	—
TISE	61,003	—	45,725	—
CHTG	18,996	—	25,431	—
Other	1,324	—	—	—

	$1,146,709	4	$123,319	—

5) Acquisition of properties

TISE	$308,465	7	$134,086	2
CSI	47,551	1	22,439	—
CHTG	—	—	870	—

	$356,016	8	$157,395	2

The foregoing transactions with related parties were conducted under normal commercial terms.

25.	COMMITMENTS AND CONTINGENT LIABILITIES

As of March 31, 2007, the Company’s remaining commitments under non-cancellable contracts with various parties were as follows:

a.	Acquisitions of buildings of $1,185,672 thousand.

b.	Acquisitions of telecommunications equipment of $13,668,191 thousand.

c.	Unused letters of credit of approximately $1,127,352 thousand.

d.	Contracts to print billing, envelops and telephone directories of approximately $311,240 thousand.

e.	The Company also has non-cancellable operating leases covering certain buildings, computers, computer peripheral equipment and operating system software under contracts that expire in various years. Minimum rental commitments under those leases are as follows:

Year	Rental Amount
2007 (from April 1, 2007 to December 31, 2007)	$1,107,587
2008	851,125
2009	587,422
2010	307,224
2011 and thereafter	123,217

f.	A commitment to contribute $2,500,000 thousand to a Fixed-Line Fund administered by the Ministry of Interior Affairs and Taiwan Power Company, of which $1,000,000 thousand has been contributed by the Company on June 30, 1995. If the balance of the Fixed-Line Fund is not sufficient for its purpose, the above three parties will determine when to raise additional funds and the contribution amounts from each party.

g.	A commitment to contribute $2,000,000 thousand to a Piping Fund administered by the Taipei City Government, of which $1,000,000 thousand was contributed by the Company on August 15, 1996. When the fund is not sufficient, the Company will contribute the remaining $1,000,000 thousand after getting the notification from the Taipei City Government.

h.	A portion of the land used by the Company during the period July 1, 1996 to December 31, 2004 was co-owned by the Company and Taiwan Post Co., Ltd. (the former Chunghwa Post Co., Ltd. Directorate General of Postal Service). In accordance with the claims process in Taiwan, on July 12, 2005, the Taiwan Taipei District Court sent a claim notice to the Company to reimburse Chunghwa Post Co., Ltd. in the amount of $767,852 thousand for land usage compensation due to the portion of land usage area in excess of the Company’s ownership and along with interest calculated at 5% interest rate from June 30, 2005 to the payment date. However, the Company believes that the computation used to derive the land usage compensation amount is inaccurate because most of the compensation amount has expired as result of the expiration clause. Therefore, the Company has filed an appeal at the Taiwan Taipei District Court. As of April 14, 2007, the case is still in the procedure of the first instance at the Taiwan Taipei District Court.

26.	FAIR VALUE OF FINANCIAL INSTRUMENTS

a.	Fair value of financial instruments were as follows:

	March 31
	2007		2006
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets
Cash and cash equivalents	$78,902,427	$78,902,427	$43,759,367	$43,759,367
Financial assets at fair value through profit or loss - current	87,123	87,123	—	—
Available-for-sale financial assets	8,234,556	8,234,556	15,997,991	15,997,991
Trade notes and accounts receivable, net	10,732,784	10,732,784	12,007,520	12,007,520
Receivable from related parties	72,103	72,103	32,299	32,299
Other current monetary assets	5,758,962	5,758,962	5,864,817	5,864,817
Investments accounted for using equity method	3,077,587	5,532,616	1,515,927	1,684,422
Financial assets at fair value through profit or loss - noncurrent	—	—	479,440	479,440
Financial assets carried at cost	1,941,280	1,941,280	1,866,280	1,866,280
Other noncurrent monetary assets	2,000,000	2,000,000	2,000,000	2,000,000
Refundable deposits	1,436,854	1,436,854	1,631,838	1,631,838
Liabilities
Financial liabilities at fair value through profit or loss	34,415	34,415	—	—
Trade notes and accounts payable	7,116,844	7,116,844	8,663,667	8,663,667
Payables to related parties	2,036,285	2,036,285	470,889	470,889
Accrued expenses	10,707,354	10,707,354	14,503,720	14,503,720
Current portion of long-term loans	—	—	300,000	300,000
Customers’ deposits	6,442,452	6,442,452	7,061,485	7,061,485

b.	Methods and assumptions used in the determination of fair values of financial instruments

1)	The fair values of certain financial instruments recognized in the balance sheet generally correspond to the market prices of the financial assets. Because of the short maturities of these instruments, the carrying value represents a reasonable basis to estimate fair values. This method does not apply to the financial instruments discussed in Notes 2 and 3 below.

2)	If the financial assets at fair value through profit and loss have quoted market prices in an active market, the quoted market prices are viewed as fair values. If the market price of the financial assets are not immediately available, they must be calculated using standard valuation models on the basis of current market parameters.

3)	Long-term investments are based on the net asset values of the investments in unconsolidated companies, if quoted market prices are not available.

c.	Fair value of financial instruments were as follow:

	Amount Based on Quoted Market Price		Amount Determined Using Valuation Techniques
	March 31		March 31
	2007	2006	2007	2006
Assets

Financial assets measured at fair value through profit or loss - current	$6	$—	$619	$—
Available-for-sale financial assets	8,234,556	15,997,991	—	—
Financial assets measured at fair value through profit or loss - noncurrent	—	—	—	479,990

Liabilities

Financial liabilities at fair value through profit or loss	24,066	—	10,349	—

d.	Information about financial risks

1)	Market risk

The foreign exchange rate fluctuations would result in the Company’s foreign-currency-dominated assets and liabilities and open forward exchange contracts exposed to fair value risk and cash flow risk.

The fluctuations of market price would result in the index future contracts exposed to fair value risk and cash flow risk.

The financial instruments categorized as available-for-sale financial assets are mainly listed stocks and open-end mutual funds. Therefore, the market risk is the fluctuations of market price. In order to manage this risk, the Company would assess the risk before investing, therefore, no material market risk are anticipated.

2)	Credit risk

Credit risk represents the potential loss that would be incurred by the Company if the counter-parties or third-parties breached contracts. Financial instruments with positive fair values at the balance sheet date are evaluated for credit risk. The counter-parties or third-parties to the foregoing financial instruments are reputable financial institutions and business organizations. Management believes that the Company’s exposure to default by those parties is low.

3)	Liquidation risk

The Company has sufficient operating capital to meet cash needs upon settlement of derivative financial instruments. Therefore, the cash flow risk is low.

The financial instruments categorized as available-for-sale financial assets are publicly-traded, easily converted to cash. Therefore, no material liquidation risk are anticipated. The financial instruments categorized as financial assets carried at cost are investments that do not have a quoted market price in an active market. Therefore, material liquidation risk are anticipated.

27.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the SFC for the Company and its investees:

a.	Financing provided: None.

b.	Endorsement/guarantee provided: None.

c.	Marketable securities held: Please see Table 1.

d.	Marketable securities acquired and disposed of at costs or prices at least $100 million or 20% of the paid-in capital: Please see Note 2.

e.	Acquisition of individual real estate at costs of at least $100 million or 20% of the paid-in capital: None.

f.	Disposal of individual real estate at prices of at least $100 million or 20% of the paid-in capital: None.

g.	Total purchase from or sale to related parties amounting to at least $100 million or 20% of the paid-in capital: None.

h.	Receivables from related parties amounting to $100 million or 20% of the paid-in capital: None.

i.	Names, locations, and other information of investees on which the Company exercises significant influence: Please see Table 3.

j.	Financial transactions: Please see Notes 5 and 26.

k.	Investment in Mainland China: None.

TABLE 1

CHUNGHWA TELECOM CO., LTD.

MARKETABLE SECURITIES HELD

MARCH 31, 2007

(Amounts in Thousands of New Taiwan Dollars)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2007						Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 4)		Percentage of Ownership	Market Value or Net Asset Value
0	Chunghwa Telecom Co., Ltd.	Common stock
		Chunghwa Investment Co., Ltd.	Equity-accounted investee	Investments accounted for using equity method	98,000		$981,494	49		$981,494	Note 1
		Taiwan International Standard Electronics Co., Ltd.	Equity-accounted investee	Investments accounted for using equity method	1,760		579,050	40		749,944	Note 1
		Spring House Entertainment Inc.	Equity-accounted investee	Investments accounted for using equity method	2,016		15,273	30		(461)	Note 1
		SENAO International Co., Ltd.	Equity-accounted investee	Investments accounted for using equity method	70,373		1,102,775	31		3,448,277	Note 3
		New Prospect Investments Holdings Ltd. (B.V.I.)	Subsidiary	Investments accounted for using equity method	—	US$	— (1)	100	US$	— (1)	Note 5
		Prime Asia Investments Group Ltd. (B.V.I.)	Subsidiary	Investments accounted for using equity method	—	US$	— (1)	100	US$	— (1)	Note 5
		CHIEF Telecom	Subsidiary	Investments accounted for using equity method	38,370		256,557	70		210,924	Note 1
.		Chunghwa International Yellow Pages Co., Ltd.	Subsidiary	Investments accounted for using equity method	15,000		142,438	100		142,438	Note 1
		Taipei Financial Center	-	Financial assets carried at cost	288,211		1,789,530	12		1,551,398	Note 1
		RPTI International	-	Financial assets carried at cost	9,234		71,500	12		98,515	Note 1
		iD Branding Ventures	-	Financial assets carried at cost	7,500		75,000	8		74,671	Note 1
		Siemens Telecommunication Systems	-	Financial assets carried at cost	75		5,250	15		192,150	Note 1
		Formosa Chemicals & Fiber Corporation	-	Available-for-sale financial assets	90		4,548	—		5,715	Note 3
		Fu Sheng Group	-	Available-for-sale financial assets	240		7,201	—		7,728	Note 3
		Oriental Union Chemical Corporation	-	Available-for-sale financial assets	320		6,521	—		7,648	Note 3
		China Motor Corporation	-	Available-for-sale financial assets	417		12,149	—		12,137	Note 3
		Lite-On Technology Corporation	-	Available-for-sale financial assets	90		3,597	—		3,848	Note 3
		D-Link Corporation	-	Available-for-sale financial assets	228		7,262	—		13,258	Note 3
		Sinoking Technology Development Ltd.	-	Available-for-sale financial assets	210		6,175	—		5,912	Note 3
		ZyXEL Communications Corp.	-	Available-for-sale financial assets	203		8,137	—		11,145	Note 3
		Taiwan Life Insurance	-	Available-for-sale financial assets	142		5,587	—		6,134	Note 3
		Mega Financial Holding Co., Ltd.	-	Available-for-sale financial assets	10,000		221,519	—		216,000	Note 3
		Lite-On IT Corporation	-	Available-for-sale financial assets	350		9,429	—		10,010	Note 3
		Norm Pacific Automation Corp.	-	Available-for-sale financial assets	130		3,739	—		4,017	Note 3
		Abbott Laboratories Com Npv	-	Available-for-sale financial assets	4		5,461	—		6,464	Note 3
		Acerinox SA EUR0.25	-	Available-for-sale financial assets	10		7,120	—		8,218	Note 3
		AGF - Assur Gen De France	-	Available-for-sale financial assets	2		7,264	—		8,799	Note 3
		Aggreko Plc Ord	-	Available-for-sale financial assets	21		4,877	—		6,982	Note 3

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2007				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 4)	Percentage of Ownership	Market Value or Net Asset Value
		Air France-Klm EUR8.50	-	Available-for-sale financial assets	7	$7,049	—	$10,341	Note 3
		Air Products & Chemicals Inc Com	-	Available-for-sale financial assets	2	5,817	—	5,734	Note 3
		Aisin Seiki Co., Ltd.	-	Available-for-sale financial assets	3	3,692	—	3,705	Note 3
		Alleanza Assicurazioni EUR0.5	-	Available-for-sale financial assets	18	6,937	—	7,488	Note 3
		Allianz Se-Reg Npv (Regd) (Vinkuliert)	-	Available-for-sale financial assets	1	7,003	—	8,138	Note 3
		Allied Irish Banks Plc Ord EUR0.32	-	Available-for-sale financial assets	8	7,563	—	7,622	Note 3
		Alstom	-	Available-for-sale financial assets	2	6,988	—	8,343	Note 3
		Amada Co., Ltd.	-	Available-for-sale financial assets	9	3,410	—	3,398	Note 3
		American International Group Com USD2.50	-	Available-for-sale financial assets	3	5,553	—	5,558	Note 3
		Anglo Irish Bank Corp Plc EUR0.16	-	Available-for-sale financial assets	13	7,102	—	8,901	Note 3
		Apple Computer Inc Com Stk Npv	-	Available-for-sale financial assets	2	5,625	—	6,275	Note 3
		Arm Holdings Plc Ord GBP0.0005	-	Available-for-sale financial assets	65	4,800	—	5,603	Note 3
		Asahi Kasei Corp Ord	-	Available-for-sale financial assets	17	3,483	—	4,089	Note 3
		Asml Holding NV Ord	-	Available-for-sale financial assets	9	6,942	—	7,333	Note 3
		Assicurazioni Generali EUR1	-	Available-for-sale financial assets	6	6,952	—	7,768	Note 3
		Astrazeneca Plc Ord USD0.25	-	Available-for-sale financial assets	2	4,884	—	4,262	Note 3
		Aviva Plc Ordinary 25P Shares	-	Available-for-sale financial assets	10	4,754	—	4,733	Note 3
		Bae Systems Ord 2.5P	-	Available-for-sale financial assets	18	4,694	—	5,433	Note 3
		Banco Santander Central Hisp EUR0.50 (Regd)	-	Available-for-sale financial assets	13	6,939	—	7,780	Note 3
		Barclays Ord GBP0.25	-	Available-for-sale financial assets	11	4,765	—	5,021	Note 3
		Bear Stearns Companies Inc Com USD1	-	Available-for-sale financial assets	1	5,573	—	5,671	Note 3
		Becton Dickinson & Co Com	-	Available-for-sale financial assets	2	5,797	—	6,216	Note 3
		BHP Billiton Plc USD0.50	-	Available-for-sale financial assets	7	4,764	—	5,374	Note 3
		BMC Software Inc Com	-	Available-for-sale financial assets	5	5,660	—	5,415	Note 3
		BNP Paribas EUR2	-	Available-for-sale financial assets	2	7,034	—	6,704	Note 3
		BP Plc Ord USD0.25	-	Available-for-sale financial assets	16	6,057	—	5,824	Note 3
		BT Group Plc Shs	-	Available-for-sale financial assets	27	4,858	—	5,378	Note 3
		Burberry Group Plc Ord GBP0.0005	-	Available-for-sale financial assets	14	4,848	—	5,734	Note 3
		Capita Group Plc Shs	-	Available-for-sale financial assets	12	5,084	—	5,282	Note 3
		Centrica Ord GBP0.061728395	-	Available-for-sale financial assets	13	5,611	—	5,683	Note 3
		Chevrontexaco Corp Com	-	Available-for-sale financial assets	3	5,582	—	6,480	Note 3
		Chiyoda Corp NPV	-	Available-for-sale financial assets	5	3,604	—	3,623	Note 3
		Citrix Systems Inc Com Stk USD0.001	-	Available-for-sale financial assets	5	5,655	—	5,236	Note 3
		Coach Inc	-	Available-for-sale financial assets	4	5,742	—	6,131	Note 3
		Cognizant Technology S When Distrib	-	Available-for-sale financial assets	2	5,801	—	6,639	Note 3
		Cooper Inds Ltd Cl A	-	Available-for-sale financial assets	4	5,608	—	5,824	Note 3
		Credit Agricole SA EUR3	-	Available-for-sale financial assets	5	6,856	—	6,064	Note 3
		Conagra Foods Inc Com	-	Available-for-sale financial assets	6	5,839	—	5,321	Note 3
		Crh Plc Ord EUR0.32	-	Available-for-sale financial assets	5	7,865	—	7,615	Note 3
		Daikin Industries Ltd	-	Available-for-sale financial assets	3	3,647	—	3,678	Note 3
		Daily Mail & General TST-A NV ‘A’ Ord (Non-Vtg) GBP0.125	-	Available-for-sale financial assets	10	4,935	—	5,120	Note 3
		De La Rue Ord GBP0.2777	-	Available-for-sale financial assets	12	4,821	—	5,680	Note 3
		Deutsche Boerse Ag Npv (Regd)	-	Available-for-sale financial assets	1	7,926	—	10,045	Note 3
		Ebay Inc Com	-	Available-for-sale financial assets	5	5,817	—	5,744	Note 3
		Edp Energias Portu EUR1	-	Available-for-sale financial assets	45	7,355	—	7,970	Note 3

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2007				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 4)	Percentage of Ownership	Market Value or Net Asset Value
		Eisai Co., Ltd.	-	Available-for-sale financial assets	2	$3,499	—	$3,168	Note 3
		Emerson Electric Co Com	-	Available-for-sale financial assets	4	5,563	—	5,655	Note 3
		Enel	-	Available-for-sale financial assets	13	6,901	—	8,037	Note 3
		Ensco Intl Inc Com Ensco Intl Inc Comensco Intl Inc Com	-	Available-for-sale financial assets	3	5,457	—	5,841	Note 3
		Fanuc Ltd.	-	Available-for-sale financial assets	1	3,589	—	3,690	Note 3
		Firstgroup Plc	-	Available-for-sale financial assets	14	4,837	—	6,126	Note 3
		Fomento De Construc Y Contra	-	Available-for-sale financial assets	2	7,093	—	8,416	Note 3
		Fortis Unit (Fortis Sa/Nv Npv/0.42)	-	Available-for-sale financial assets	5	7,440	—	8,085	Note 3
		Franklin Resources Com USD0.01 Shares - Common	-	Available-for-sale financial assets	1	5,725	—	5,673	Note 3
		Fugro Nv-Cva EUR0.05	-	Available-for-sale financial assets	5	6,744	—	8,440	Note 3
		Furukawa Elec Ltd Ord	-	Available-for-sale financial assets	15	3,205	—	2,978	Note 3
		General Mills Inc General Mills Inc.	-	Available-for-sale financial assets	3	5,550	—	5,760	Note 3
		Gilead Sciences Inc Com	-	Available-for-sale financial assets	3	5,718	—	6,802	Note 3
		Glaxosmithkline Plc Ord GBP0.25	-	Available-for-sale financial assets	3	2,738	—	2,763	Note 3
		Glory Ltd Npv	-	Available-for-sale financial assets	6	3,553	—	3,843	Note 3
		Goldman Sachs Group In Com	-	Available-for-sale financial assets	1	5,592	—	6,543	Note 3
		Google Inc-Cl A Cl A	-	Available-for-sale financial assets	1	5,681	—	6,261	Note 3
		Hankyu Department Stores	-	Available-for-sale financial assets	13	3,461	—	3,987	Note 3
		Hbos Plc Ord GBP0.25	-	Available-for-sale financial assets	7	5,019	—	4,666	Note 3
		Heineken Nv Ord Nr	-	Available-for-sale financial assets	5	6,892	—	7,914	Note 3
		Heinz H J Co Com	-	Available-for-sale financial assets	4	5,571	—	6,249	Note 3
		Hitachi Construction Machine	-	Available-for-sale financial assets	4	3,303	—	3,313	Note 3
		Home Retail Group Ord Npv	-	Available-for-sale financial assets	19	5,676	—	5,583	Note 3
		Inbev Nv Npv	-	Available-for-sale financial assets	4	6,892	—	9,040	Note 3
		Inditex Reg Shs	-	Available-for-sale financial assets	4	6,930	—	9,218	Note 3
		Inpex Holdings Inc Com Stk JPY1	-	Available-for-sale financial assets	—	3,709	—	4,003	Note 3
		Intl Business Machines Corp Com Stk USD0.20	-	Available-for-sale financial assets	2	5,757	—	5,505	Note 3
		Intl Game Tech Com USD0.000625	-	Available-for-sale financial assets	4	5,599	—	5,403	Note 3
		Jfe Holdings Inc Npv	-	Available-for-sale financial assets	2	3,299	—	3,415	Note 3
		K+S Ag Npv	-	Available-for-sale financial assets	2	7,559	—	8,363	Note 3
		Kawasaki Kisen Kaisha Ltd. Npv	-	Available-for-sale financial assets	16	3,616	—	5,015	Note 3
		Kohls Corp Com	-	Available-for-sale financial assets	2	5,647	—	6,256	Note 3
		Kyocera Corp Ord	-	Available-for-sale financial assets	1	3,435	—	3,737	Note 3
		Lauder Estee Cos Inc Cl A	-	Available-for-sale financial assets	4	5,868	—	6,146	Note 3
		Legal & General Group Plc Ord GBP0.025	-	Available-for-sale financial assets	54	5,573	—	5,532	Note 3
		Lehman Bros Hldgs Inc Com	-	Available-for-sale financial assets	2	5,548	—	5,115	Note 3
		Lockheed Martin Corp Com	-	Available-for-sale financial assets	2	5,584	—	6,164	Note 3
		M.A.N Ag Ord	-	Available-for-sale financial assets	2	6,361	—	8,486	Note 3
		Marks & Spencer Group Plc Ord GBP0.25	-	Available-for-sale financial assets	12	4,835	—	5,082	Note 3
		Marriott International-Cl A Com USD0.01 Class ‘A’	-	Available-for-sale financial assets	4	5,619	—	6,733	Note 3
		Mcdonald’S Corp Com USD0.01	-	Available-for-sale financial assets	4	5,560	—	6,261	Note 3
		Mediolanum Spa EUR0.1	-	Available-for-sale financial assets	28	7,364	—	7,464	Note 3
		Metlife Inc Com	-	Available-for-sale financial assets	3	5,625	—	6,193	Note 3
		Michael Page International Ord GBP0.01	-	Available-for-sale financial assets	16	5,062	—	5,691	Note 3

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2007				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 4)	Percentage of Ownership	Market Value or Net Asset Value
		Millipore Corp Com USD1	-	Available-for-sale financial assets	2	$5,812	—	$5,611	Note 3
		Mitsubishi Corp Ord	-	Available-for-sale financial assets	6	3,459	—	4,600	Note 3
		Mitsubishi UFJ Financial Gro Npv	-	Available-for-sale financial assets	—	3,493	—	3,356	Note 3
		Mitsui Fudosan Co., Ltd.	-	Available-for-sale financial assets	5	3,688	—	4,850	Note 3
		Morgan Stanley Com New	-	Available-for-sale financial assets	2	5,805	—	5,653	Note 3
		Muenchener Rueckver Ag-Reg Npv (Regd)	-	Available-for-sale financial assets	1	6,909	—	7,267	Note 3
		National Bank of Greece EUR4.80 (Regd)	-	Available-for-sale financial assets	4	7,605	—	7,585	Note 3
		Neopost Sa EUR1	-	Available-for-sale financial assets	2	7,255	—	8,203	Note 3
		Newell Rubbermaid Inc Com	-	Available-for-sale financial assets	6	5,550	—	5,922	Note 3
		Next Plc Ord GBP0.10	-	Available-for-sale financial assets	4	4,997	—	5,788	Note 3
		Nikon Corp	-	Available-for-sale financial assets	5	3,317	—	3,483	Note 3
		Nippon Electric Glass Co., Ltd.	-	Available-for-sale financial assets	8	3,517	—	4,342	Note 3
		Nippon Mining Holdings Inc Npv	-	Available-for-sale financial assets	16	3,530	—	4,419	Note 3
		Nippon Steel Corp	-	Available-for-sale financial assets	25	3,453	—	5,803	Note 3
		Northrop Grumman Corp Com	-	Available-for-sale financial assets	2	5,790	—	5,806	Note 3
		Nsk Limited	-	Available-for-sale financial assets	12	3,424	—	3,781	Note 3
		Ntt Data Corporation	-	Available-for-sale financial assets	—	3,786	—	3,694	Note 3
		Olympus Corp Shs JPY	-	Available-for-sale financial assets	3	3,065	—	3,389	Note 3
		Omnicom Group Inc Com	-	Available-for-sale financial assets	1	4,978	—	4,993	Note 3
		Oracle Corp Com	-	Available-for-sale financial assets	9	5,608	—	5,586	Note 3
		Pactiv Corp Com	-	Available-for-sale financial assets	6	5,584	—	6,563	Note 3
		Pall Corp Com	-	Available-for-sale financial assets	5	5,720	—	6,439	Note 3
		PPR EUR4	-	Available-for-sale financial assets	1	7,362	—	7,452	Note 3
		Principal Financial Group Com USD0.01	-	Available-for-sale financial assets	3	5,557	—	6,106	Note 3
		Public Svc Enterprise Com	-	Available-for-sale financial assets	2	5,467	—	5,897	Note 3
		Publicis Groupe EUR0.40	-	Available-for-sale financial assets	5	7,360	—	7,489	Note 3
		Qual Comm Inc Com Com Stk	-	Available-for-sale financial assets	4	5,472	—	5,399	Note 3
		Reckitt Benckiser Ord GBP0.105263 Ord GBP0.105263	-	Available-for-sale financial assets	3	4,858	—	5,689	Note 3
		Robert Half Intl Inc Com	-	Available-for-sale financial assets	5	5,932	—	6,028	Note 3
		Rockwell Collins Com	-	Available-for-sale financial assets	3	5,610	—	6,631	Note 3
		Royal Dutch Shell Plc-A Shs ‘A’Shs EUR0.07	-	Available-for-sale financial assets	6	6,829	—	7,001	Note 3
		Royal Dutch Shell Plc-A Shs ‘A’Shs EUR0.07	-	Available-for-sale financial assets	1	1,430	—	1,377	Note 3
		Ryanair Holdings Plc Ord EUR0.00635	-	Available-for-sale financial assets	34	7,113	—	8,696	Note 3
		Sbm Offshore NV EUR0.25 (Post Subdivision)	-	Available-for-sale financial assets	8	6,900	—	9,226	Note 3
		Schlumberger Ltd. Com USD0.01	-	Available-for-sale financial assets	3	5,588	—	6,532	Note 3
		Schneider Electric Sa EUR8	-	Available-for-sale financial assets	2	6,870	—	7,725	Note 3
		Scot + Sthn Energy Ord GBP0.50	-	Available-for-sale financial assets	6	4,843	—	5,727	Note 3
		Scot Power Plc Ord GBP0.42	-	Available-for-sale financial assets	12	4,788	—	5,960	Note 3
		Shin Etsu Chemical Co., Ltd. JPY50	-	Available-for-sale financial assets	2	3,338	—	3,225	Note 3
		Solvay Sa Npv Npv	-	Available-for-sale financial assets	2	6,809	—	7,759	Note 3
		Sony Corp Com Npv	-	Available-for-sale financial assets	2	3,325	—	3,572	Note 3
		Stanley Electric Co., Ltd.	-	Available-for-sale financial assets	5	3,537	—	3,626	Note 3
		Sumitomo Corporation	-	Available-for-sale financial assets	8	3,488	—	4,754	Note 3
		Sumitomo Heavy Ind Npv	-	Available-for-sale financial assets	11	3,444	—	3,620	Note 3
		Sumitomo Metal Mining Co., Ltd.	-	Available-for-sale financial assets	9	3,634	—	5,740	Note 3
		Sumitomo Trust & Banking Co Npv	-	Available-for-sale financial assets	10	3,273	—	3,445	Note 3

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2007				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 4)	Percentage of Ownership	Market Value or Net Asset Value
		Taiheiyo Cement Corporation	-	Available-for-sale financial assets	27	$3,398	—	$3,943	Note 3
		Taiyo Yuden Co., Ltd.	-	Available-for-sale financial assets	7	3,745	—	4,818	Note 3
		Tanabe Seiyaku Co., Ltd.	-	Available-for-sale financial assets	7	3,175	—	3,260	Note 3
		Terumo Corporation	-	Available-for-sale financial assets	3	3,413	—	3,345	Note 3
		Thyssenkrupp Ag Npv Npv	-	Available-for-sale financial assets	6	6,890	—	10,196	Note 3
		Tokyo Electron Ltd Shs	-	Available-for-sale financial assets	1	3,564	—	3,234	Note 3
		Tokyo Gas Co Ord Shs	-	Available-for-sale financial assets	19	3,682	—	3,499	Note 3
		Toshiba Corp. Npv	-	Available-for-sale financial assets	16	3,153	—	3,441	Note 3
		Toyota Mtr Com	-	Available-for-sale financial assets	2	3,294	—	3,598	Note 3
		Umicore Act	-	Available-for-sale financial assets	1	6,882	—	8,285	Note 3
		United Business Media Plc Ord GBP0.338068	-	Available-for-sale financial assets	11	5,583	—	5,507	Note 3
		Vallourec EUR4 (Post Subdivision)	-	Available-for-sale financial assets	1	6,760	—	7,542	Note 3
		Vinci Sa EUR5	-	Available-for-sale financial assets	2	6,915	—	9,590	Note 3
		Vodafone Group Plc Ord USD0.11428571	-	Available-for-sale financial assets	20	1,700	—	1,737	Note 3
		Walgreen Co USD0.078125	-	Available-for-sale financial assets	4	5,795	—	5,843	Note 3
		Waste Mgmt Inc. Del Com	-	Available-for-sale financial assets	5	5,515	—	5,193	Note 3
		Waters Corp. Com	-	Available-for-sale financial assets	3	5,801	—	5,984	Note 3
		Wellpoint Inc. Common	-	Available-for-sale financial assets	2	5,545	—	5,783	Note 3
		Xstrata Plc Ord USD0.50	-	Available-for-sale financial assets	3	4,764	—	5,514	Note 3
		Zimmer Holding Com USD0.01	-	Available-for-sale financial assets	2	5,730	—	5,843	Note 3
		Beneficiary certificates (mutual fund)

		HSBC Taiwan Safe & Rich Fund	-	Available-for-sale financial assets	5,602	100,000	—	107,844	Note 2
		HSBC Global Balanced Select Fund	-	Available-for-sale financial assets	7,004	85,000	—	89,979	Note 2
		AIG Flagship Global Balanced Fund of Funds	-	Available-for-sale financial assets	7,978	100,000	—	104,989	Note 2
		ING CHB Tri-Gold Balanced Portfolio	-	Available-for-sale financial assets	8,143	100,000	—	110,423	Note 2
		Fubon Global Reit Fund	-	Available-for-sale financial assets	11,000	110,000	—	135,630	Note 2
		HSBC Trinity Balanced Fund	-	Available-for-sale financial assets	7,000	70,000	—	76,141	Note 2
		JF (Taiwan) Pacific Balanced Fund	-	Available-for-sale financial assets	10,000	100,000	—	110,799	Note 2
		Polaris Global Reits Fund	-	Available-for-sale financial assets	16,018	200,000	—	233,861	Note 2
		JF (Taiwan) Global Balance Fund	-	Available-for-sale financial assets	16,627	200,000	—	213,416	Note 2
		SKIT Strategy Balanced Fund	-	Available-for-sale financial assets	20,482	229,554	—	240,517	Note 2
		JF (Taiwan) Balanced Fund	-	Available-for-sale financial assets	2,875	50,000	—	52,329	Note 2
		Primasia S&P Global Fixed Income Fund	-	Available-for-sale financial assets	7,393	80,000	—	81,475	Note 2
		PCA Quality-Quantity Fund	-	Available-for-sale financial assets	4,514	50,000	—	54,318	Note 2
		Capital Asset Allocation Fund	-	Available-for-sale financial assets	14,447	200,000	—	205,856	Note 2
		JF (Taiwan) Wealth Management Fund	-	Available-for-sale financial assets	7,362	78,636	—	88,726	Note 2
		Cathay Global Balance Fund of Fund	-	Available-for-sale financial assets	4,429	50,000	—	51,283	Note 2
		Franklin Templeton Global Bond Fund of Funds	-	Available-for-sale financial assets	9,196	100,000	—	102,745	Note 2
		HSBC European Stars Fund	-	Available-for-sale financial assets	5,428	100,000	—	105,714	Note 2
		Fuh Hwa Olympic Global Fund	-	Available-for-sale financial assets	8,993	100,000	—	102,698	Note 2
		Cathay Global Conservative Fund of Fund	-	Available-for-sale financial assets	4,603	50,000	—	50,181	Note 2
		Jih Sun Navigation No. 1 Fund	-	Available-for-sale financial assets	5,000	50,050	—	55,050	Note 2
		Fuh-Hua Home Run Fund	-	Available-for-sale financial assets	9,977	100,000	—	102,096	Note 2
		Fuh-Hua Total Return Fund	-	Available-for-sale financial assets	9,872	100,000	—	105,627	Note 2
		Fuh-Hua Elite Angel Fund	-	Available-for-sale financial assets	947	10,000	—	10,426	Note 2
		Fuh Hwa Heirloon No. 2 Balanced Fund	-	Available-for-sale financial assets	17,750	250,000	—	260,685	Note 2
		Fubon No. 1 Fund	-	Available-for-sale financial assets	14,447	200,000	—	131,000	Note 2
		Cathay No. 2 REIT	-	Available-for-sale financial assets	5,000	50,000	—	58,500	Note 2

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2007				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 4)	Percentage of Ownership	Market Value or Net Asset Value
		Fiedelity Euro Bond Fund	-	Available-for-sale financial assets	695	$334,593	—	$358,094	Note 2
		Credit Suisse BF (Lux) Euro Bond Fund	-	Available-for-sale financial assets	16	236,233	—	261,047	Note 2
		Fidelity European Highyield Fund	-	Available-for-sale financial assets	1,648	626,866	—	710,464	Note 2
		Parvest European Convertible Bond Fund	-	Available-for-sale financial assets	65	324,708	—	387,760	Note 2
		MFS Emerging Market Debt Fund	-	Available-for-sale financial assets	822	486,350	—	558,360	Note 2
		GAM USD Special Bond Fund	-	Available-for-sale financial assets	25	353,540	—	407,596	Note 2
		Fidelity US High Yield Fund	-	Available-for-sale financial assets	963	370,319	—	384,097	Note 2
		Fidelity Euro Balanced Fund	-	Available-for-sale financial assets	379	203,104	—	241,492	Note 2
		Sinopia Alt-Gl Bd M/N 600$ I Gbl Bd Mkt Neutr 600 USD I	-	Available-for-sale financial assets	—	627,676	—	652,768	Note 2
1	CHIEF Telecom Inc.	Unigate Telecom Inc.	Subsidiary	Investments accounted for using equity method	1,000	10,159	100	10,156	Note 1
		CHIEF Telecom (Hong Kong) Limited	Subsidiary	Investments accounted for using equity method	400	1,370	100	1,385	Note 1
		eASPNet Inc.	-	Financial assets carried at cost	1,000	—	2	—	Note 1
		3 Link Information Service Co., Ltd.	-	Financial assets carried at cost	374	3,450	12	6,217	Note 1
		Purple Communications Ltd.	-	Financial assets carried at cost	857	—	—	—	Note 1
		Truswell Pegasus Fund	-	Available-for-sale financial assets	6	95	—	80	Note 2

Note 1:	The net asset values of unconsolidated companies were based on unreviewed financial statements.
Note 2:	The net asset values of beneficiary certification (mutual fund) were based on the net asset values as of March 31, 2007.
Note 3:	Market value was based on the closing price of March 31, 2007.
Note 4:	Available-for-sale financial assets were showed at their original carrying amounts without the adjustments of fair values.
Note 5:	New Prospect Investments Holdings Ltd. (B.V.I.) and Prime Asia Investments Group Ltd. (B.V.I.) were incorporated in March 2006, but not on operating stage yet. (Concluded)

TABLE 2

CHUNGHWA TELECOM CO., LTD.

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE THREE MONTHS ENDED MARCH 31, 2007

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Beginning Balance		Acquisition		Disposal				Ending Balance
						Shares (Thousands/ Thousand Units)	Amount (Note 1)	Shares (Thousands/ Thousand Units)	Amount	Shares (Thousands/ Thousand Units)	Amount	Carrying Value (Note 1)	Gain (Loss) on Disposal	Shares (Thousands/ Thousand Units)	Amount (Note 1)
0	Chunghwa Telecom Co., Ltd.	Stock
		Mega Financial Holding Co., Ltd.	Available-for-sale financial assets	—	—	—	$—	10,000	$221,519	—	$—	$—	$—	10,000	$221,519
		Beneficiary certificates (mutual fund)
		JF (Taiwan) Global Balanced Fund	Available-for-sale financial assets	—	—	13,331	150,000	9,961	125,000	6,665	83,017	75,000	8,017	16,627	200,000
		SKIT Strategy Balanced Fund	Available-for-sale financial assets	—	—	18,348	199,108	11,308	130,000	9,174	105,339	99,554	5,785	20,482	229,554
		Capital Asset Allocation Fund	Available-for-sale financial assets	—	—	7,753	100,000	10,570	150,000	3,876	54,870	50,000	4,870	14,447	200,000
		MFS Emerging Market Debt Fund	Available-for-sale financial assets	—	—	622	354,450	200	131,900	—	—	—	—	822	486,350
		Fidelity US High Yield Fund	Available-for-sale financial assets	—	—	458	172,709	505	197,610	—	—	—	—	963	370,319

Note 1:	Available-for-sale financial assets were showed at their original carrying amounts without the adjustments of fair values.

TABLE 3

CHUNGHWA TELECOM CO., LTD.

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE FOR THE THREE MONTHS ENDED MARCH 31, 2007

(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount						Balance as of March 31, 2007					Net Income (Loss) of the Investee	Recognized Gain (Loss)		Note
				March 31, 2007			December 31, 2006			Shares (Thousands)	Percentage of Ownership (%)	Carrying Value
Chunghwa Telecom Co., Ltd.	Chunghwa Investment Co., Ltd.	24F, No. 456, Hsinyi Rd., Sec. 4, Taipei	Investment		$980,000			$980,000		98,000	49		$981,494		$13,650	$6,689 (Note 1)		Equity-accounted investee
	Taiwan International Standard Electronics Co., Ltd.	7F., No.409, Sec. 2, Tiding Blvd., Nei Hu District, Taipei	Manufacturing, selling, designing and maintaining of telecommunications systems and equipment		164,000			164,000		1,760	40		579,050		(75,846)	(29,954 (Note 2	) )	Equity-accounted investee
	Spring House Entertainment Inc.	3F-3, No.3-2, Li Yuan District, San Zhong, Nan Gang District Street, Taipei	Network content manufacture broadcasts and information software		22,409			22,409		2,016	30		15,273		(8,294)	(2,488 (Note 1	) )	Equity-accounted investee
	SENAO International Co., Ltd.	2F., No. 531, Jhongjheng Rd., Sindian City, Taipei	Telecommunication facilities sales and software services		1,065,813			—		70,373	31		1,102,775		132,014	41,423 (Note 4)		Equity-accounted investee
	New Prospect Investments Holdings Ltd. (B.V.I.)	British Virgin Islands	Investment	US$	— (1 (Note 5	) )	US$	— (1 (Note 5	) )	—	100	US$	— (1 (Note 5	) )	—	— (Note 1)		Subsidiary
	Prime Asia Investments Group Ltd. (B.V.I.)	British Virgin Islands	Investment	US$	— (1 (Note 5	) )	US$	— (1 (Note 5	) )	—	100	US$	— (1 (Note 5	) )	—	— (Note 1)		Subsidiary
	CHIEF Telecom	1F., No. 250, Yang Guang Street, Nei Hu District, Taipei	Network communication and engine room hiring		310,652			310,652		38,370	70		256,557		(24,167)	(16,858 (Note 3	) )	Subsidiary
	Chunghwa Yellow Pages Co., Ltd.	No. 31, Aiguo E. Rd., Da-An District, Taipei, ROC	Yellow pages sales and advertisement services		150,000			—		15,000	100		142,438		(7,562)	(7,562 (Note 1	) )	Subsidiary
CHIEF Telecom	Unigate Telecom Inc.	1F., No. 250, Yang Guang Street, Nei Hu District, Taipei	Network communication and engine room hiring.		10,000			10,000		1,000	100		10,156		(3)	(3 (Note 1	) )	Subsidiary
	CHIET Telecom (Hong Kong) Limited	Hong Kong	Telecommunication and Internet Service		1,678			44		400	100		1,370		(3)	(3 (Note 1	) )	Subsidiary

Note 1:	The equity in net income (net loss) of unconsolidated companies was based on unreviewed financial statements.
Note 2:	The equity in net loss of an unconsolidated company amounted to $30,338 thousand was calculated from unreviewed financial statements plus a gain on realized upstream transactions of $14,119 thousand less a gain on unrealized upstream transactions of $13,735 thousand.
Note 3:	The equity in net loss of an unconsolidated company amounted to $16,917 thousand was calculated from unreviewed financial statements less amortization between the investment cost and net value $59 thousand.
Note 4:	The equity in net gain of an unconsolidated company amounted to $41,228 thousand was calculated from unreviewed financial statements less amortization between the investment cost and net value $195 thousand.
Note 5:	New Prospect Investments Holdings Ltd. (B.V.I.) and Prime Asia Investments Group Ltd. (B.V.I.) were incorporated in March 2006, but not on operating stage yet.